6-K 1 tccform6kbrucepowerext1203.htm TRANSCANADA CORPORATION FORM 6-K DATED DECEMBER 3, 2015


15008255

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2015
Commission File No. 1-31690

TransCanada Corporation

(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ¨ Form 40-F þ

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ¨

Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2015

TRANSCANADA CORPORATION

By: /s/ Christine R. Johnston
Christine R. Johnston
Vice-President, Law and Corporate Secretary

EXHIBIT INDEX

99.1 A copy of the registrant's News Release dated December 3, 2015.

EX-99.1 2 tccnewsreleasebrucepowerex.htm TRANSCANADA CORPORATION NEWS RELEASE DATED DECEMBER 3, 2015


TransCanada
In business to deliver

NewsRelease

TransCanada Announces Bruce Power Life Extension Agreement

Company to Increase Ownership in Partnership to 48.5 per cent

TORONTO, Ontario – **December 3, 2015** – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that Bruce Power has entered into an agreement with the Ontario Independent Electricity System Operator (IESO) to extend the operating life of the Bruce Power facility to 2064. This new agreement represents an extension and material amendment to the earlier agreement that led to the refurbishment of Units 1 and 2 at the site. Consistent with Ontario's Long Term Energy Plan (LTEP), the multi-year agreement will provide the Province of Ontario with 6,300 megawatts (MW) of safe, reliable, competitively priced and emission-less energy for decades to come.

In connection with this opportunity, TransCanada has exercised its option to acquire an additional interest in Bruce Power for $236 million from the Ontario Municipal Employees Retirement System (OMERS). TransCanada and OMERS will each hold a 48.5 per cent interest in Bruce Power, with the remainder held by the Power Workers' Union, the Society of Energy Professionals and a Bruce Power Employee Trust.

"Anchored by our investment in Bruce Power, TransCanada is the largest independent power producer in Ontario, and we will continue to be an important part of the energy sector there for decades to come. This agreement allows Bruce Power to significantly extend the remaining life of the facility and builds on its many successes in meeting Ontario's power needs," said Russ Girling, TransCanada's president and chief executive officer. "This transaction will provide billions of dollars of investment in Bruce Power over the next 40 years that is underpinned by a long-term contract and has strong community and policy support from the Province of Ontario.

"More than 30 per cent of our 11,000 MW power portfolio, which includes hydro, wind, solar and nuclear facilities, generates no direct greenhouse gas emissions. Our ongoing commitment to Bruce Power will allow us to strengthen this base of emission-less generation sources for Ontario," added Girling. "In fact, the additional energy generated from the Bruce Power site since 2001 accounted for 70 per cent of the replacement energy needed to phase out the use of coal-fired generation in the province."

The long-term investment in Bruce Power is consistent with TransCanada's objective of building a balanced portfolio of contracted and low-cost power generation assets and provides the company with another significant and attractive growth opportunity that is expected to be accretive to earnings and cash flow over the short and long term.

The amended agreement, which will take economic effect January 1, 2016, will allow Bruce Power to immediately invest in life extension activities for Units 3 through 8 to support the long-term refurbishment program. This early investment in the Asset Management (AM) program will result in near-term life extension, allowing later investment in the Major Component Replacement (MCR) work that will begin in 2020.

Highlights of this agreement with the IESO include:

- Bruce Power will begin receiving a uniform price for all units beginning in 2016 of $65.73 per MWhr. Over time, the price will be subject to adjustments for the return of and on capital invested under the AM and MCR capital programs, along with various other pricing adjustments that allow for a better matching of revenues and costs over the long term.
- The above uniform price includes return of and on sustaining capital of approximately $110 million (TransCanada share, 2014$) per year, over the life of the facility.
- TransCanada's estimated share of investment related to the AM program to be completed over the life of the agreement is approximately $2.5 billion (2014 dollars).
- TransCanada's estimated share of investment in the MCR work for Units 3 through 8 over the 2020 to 2033 timeframe is approximately a further $4 billion (2014 dollars).
- With cost changes and incremental capital (and return) included in price adjustments over the term, the agreement provides a growing base of earnings as the long-term program of investment progresses.
- Under certain conditions, Bruce Power and the IESO can elect to not proceed with the remaining MCR investments should the cost exceed certain thresholds or prove to not provide sufficient economic benefits. The agreement has been structured to account for changing cost inputs over time, including ongoing O&M costs and larger capital investments, with the IESO having ongoing oversight of these cost inputs.

The amended agreement builds on the significant insights gained by the work undertaken at the site over the past decade. The scope of work, broken down between the ongoing AM program elements and the unit specific MCR programs, is well understood in light of the current operating status of all eight reactors at the site. This, combined with the significant time to plan and determine the final cost estimate for the first MCR in 2020, sets Bruce Power up to have success with the program to be undertaken under the amended agreement. TransCanada will continue to work closely with Bruce Power management to help support this important facility life extension and refurbishment program.

The Bruce Power facility will continue to be managed and operated by the management and staff of Bruce Power. Under the terms of the lease, spent fuel, waste and decommissioning liabilities remain the responsibility of Ontario Power Generation, but will continue to be funded by Bruce Power through this agreement. The ongoing operation of the Bruce Power site and related work continues to be subject to regulatory oversight of the Canadian Nuclear Safety Commission.

A copy of the agreement and other related information is expected to be available later today on the Bruce Power website.

TELECONFERENCE

TransCanada will hold a teleconference and webcast on Thursday, December 3, 2015 to discuss its investment in Bruce Power and decision to increase the company's ownership in the partnership. Russ Girling, TransCanada president and chief executive officer, Bill Taylor, executive vice-president and president, energy, and Don Marchand, executive vice-president, corporate development and chief financial officer will be available to take questions from the investment community and analysts at 12:30 p.m. (MDT) / 2:30 p.m. (EDT). Analysts, members of the investment community and other interested parties are invited to participate by calling 866.223.7781 or 416.340.2216 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com. Please note, members of the media are welcome to listen in, however questions should be directed to TransCanada's Media Relations group by calling 800.608.7859.

For those unable to join the teleconference, an instant replay will be available until 12 a.m. (EDT) on December 10 by calling 800.408.3053 or 905.694.9451 and entering pass code 2209072.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 2, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

-30-

TransCanada Media Enquiries:
Mark Cooper/Terry Cunha
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Stuart Kampel
403.920.7911 or 800.361.6522

8-K 1 form8k020410.htm FORM 8-K DATED FEBRUARY 4, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 4, 2010**

TC PipeLines, LP
(Exact name of registrant as specified in its charter)

Delaware	**000-26091**	**52-2135448**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13710 FNB Parkway
Omaha, Nebraska **68154-5200**
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code **(877) 290-2772**

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

.. Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

.. Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. **Other Events**

Today, February 4, 2010, Great Lakes Gas Transmission Limited Partnership ("Great Lakes") filed a cost and revenue study in response to the Federal Energy Regulatory Commission's ("FERC") November 19, 2009 order ("November 19, 2009 Order") in FERC Docket No. RP10-149 ("GL Rate Proceeding"). The cost and revenue study filed today shows that restated rates on Great Lakes' system should be above Great Lakes' current rates.

As previously reported in our Form 8-K filed on November 19, 2009, the November 19, 2009 Order instituted an investigation, pursuant to Section 5 of the Natural Gas Act, to determine whether the rates currently charged by Great Lakes are just and reasonable. The FERC alleged, based on a review of certain historical information, that Great Lakes' revenues might substantially exceed Great Lakes actual cost of service and therefore may be unjust and unreasonable.

A hearing in the GL Rate Proceeding is scheduled for early August 2010 and an initial decision by the Administrative Law Judge is expected in November 2010. Should the FERC determine that Great Lakes' rates are not just and reasonable; the FERC could order Great Lakes to prospectively reduce its rates.

In our Form 8-K filed on November 4, 2009 and further discussed in our Form 10-Q for the quarter ended September 30, 2009, we reported that Great Lakes has approximately 515 thousand dekatherms per day (MDth/d) of long haul capacity under contract expiring on October 31, 2010, some of which is subject to rights of first refusal, which may be renewed. Additionally, there is approximately 200 MDth/d of short haul capacity expiring in 2010, some of which is subject to rights of first refusal, which may be renewed. Great Lakes may discount transportation capacity as needed to optimize revenue. The cost and revenue study filed today reflects the increased risk of de-contracting on the Great Lakes system which may result in decreases to overall long term, daily and short term firm transportation revenues, and interruptible transportation revenues, as compared to prior periods.

TC PipeLines, LP (the "Partnership") owns a 46.45 per cent general partner interest in Great Lakes. The other 53.55 per cent partner interest in Great Lakes is owned by TransCanada. The general partner of TC PipeLines, LP is TC PipeLines GP, Inc., a wholly-owned subsidiary of TransCanada.

Cautionary Statement Regarding Forward-Looking Information

This Form 8-K may include forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. Words such as "believes," "expects," "intends," "forecasts," "projects," "cannot predict" and similar expressions identify forward-looking statements. All forward-looking statements are based on the Partnership's current beliefs as well as assumptions made by and information currently available to the Partnership. These statements reflect the Partnership's current views with respect to future events. The Partnership assumes no obligation to update any such forward-looking statements to reflect events or circumstances occurring after the date hereof. Important factors that could cause actual results to materially differ from the Partnership's current expectations include the positions taken by the FERC, interveners, the Administrative Law Judge in the GL Rate Proceeding, the demand for Great Lakes transportation in the future, regulatory decisions, particularly those of the Federal Energy Regulatory Commission, the ability of Great Lakes to recontract its available capacity on competitive terms, decisions by the operator of Great Lakes regarding operational matters, the failure of a shipper on Great Lakes to perform its contractual obligations, supply of natural gas in the Western Canada sedimentary basin and in competing basins, such as the Rocky Mountains, future demand for natural gas, overcapacity in the industry, success of other pipelines competing with Great Lakes by bringing competing U.S. sourced gas to Great Lakes' markets, and other risks inherent in the transportation of natural gas as discussed in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2008 and the Partnership's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TC PipeLines, LP
by: TC PipeLines GP, Inc.,
its general partner

By: /s/ Donald J. DeGrandis
Donald J. DeGrandis
Secretary

Dated: February 4, 2010

11-K 1 trplocal1-2plan123114.htm 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

þ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2014.

OR

¨ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File No. 1-31690

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TransCanada 401(k) and Savings Local 1-2 Plan
TransCanada USA Services Inc., 700 Louisiana Street, Suite 700
Houston, Texas 77002-2700

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TransCanada Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

TRANSCANADA 401(k) AND SAVINGS
LOCAL 1-2 PLAN

TABLE OF CONTENTS

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
TransCanada 401(k) and Savings Local 1-2 Plan:

We have audited the accompanying statements of net assets available for benefits of the TransCanada 401(k) and Savings Local 1-2 Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, part IV, line 4i - schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, part IV, line 4i - schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Houston, Texas
June 25, 2015

TRANSCANADA 401(k) AND SAVINGS LOCAL 1-2 PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (thousands of U.S. dollars)		**2014**	2013
Assets			
Investments at fair value (Note 3)	$	**24,714**	23,499
Notes receivable from participants		**1,374**	1,251
Net Assets Available for Benefits	$	**26,088**	24,750

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(k) AND SAVINGS LOCAL 1-2 PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (thousands of U.S. dollars)		**2014**	2013
Additions			
Contributions			
Employee contributions	$	**1,649**	1,570
Employer contributions		**222**	212
Employee rollover		**58**	11
		1,929	1,793
Investment Income			
Net (depreciation)/appreciation in fair value of investments (Note 3)		**(700)**	2,262
Interest and dividend income		**1,950**	548
		1,250	2,810
Interest on notes receivable from participants		**57**	51
Other revenue		**18**	—
Total Additions		**3,254**	4,654
Deductions			
Benefits paid to participants		**1,916**	1,030
Total Deductions		**1,916**	1,030
Increase in Net Assets Available for Benefits		**1,338**	3,624
Net Assets Available for Benefits			
Beginning of Year		**24,750**	21,126
End of Year	$	**26,088**	24,750

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(k) AND SAVINGS LOCAL 1-2 PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 1: DESCRIPTION OF PLAN

The TransCanada 401(k) and Savings Local 1-2 Plan (the Plan) is a defined contribution plan that provides retirement benefits for employees of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries who are covered under a collective bargaining agreement with the Utility Workers Union of America (UWUA) Local 1-2 Ravenswood. The Plan excludes employees hired under the Company's student program. Employees are eligible for employer-matching contributions when they have completed 11 months of service by the end of a 12 month period with the Company. The Plan is subject to the provisions of the *Employee Retirement Income Security Act of 1974,* as amended (ERISA).

The Board of Directors of TCUSA has appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan's assets. Fidelity Investments Institutional Operations Company serves as the recordkeeper for the Plan.

Employee and Employer Contributions

Each year, participants may elect to defer a percentage of their eligible compensation into the Plan subject to an annual limit of the lesser of 50 per cent of their eligible compensation or $17,500 (2013 - $17,500), subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants age 50 or older who are making deferral contributions may also make catch-up contributions of up to $5,500. The Company may make discretionary matching contributions, if any, to be determined annually, as well as required matching contributions under a collective bargaining agreement. Effective June 25, 2013 the required matching contribution equals five ninths of the first sixty-eight dollars contributed by the participant each pay period. Prior to June 25, 2013, the required matching contribution equaled five ninths of the first sixty-three dollars contributed by the participant each pay period. Participants may contribute amounts transferred to the Plan from another qualified plan at the participant's request (rollover).

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of Plan earnings. Earnings are allocated from a particular fund based on the ratio of a participant's account invested in the fund to all participants' investments in that fund.

Participants are responsible for investment decisions relating to the investment of assets in their account. The Trustee carries out all investing transactions on behalf of the participant. In the event investment instructions are not received from the participant, contributions are allocated to the Plan's qualified default option, the Fidelity Freedom K target date funds, based upon the participant's expected date of retirement.

Investment in TransCanada Corporation

Stock of TransCanada Corporation (TransCanada), indirect parent company of TCUSA, is available to participants in the Plan. Participants may elect to invest up to 10 per cent of contributions in TransCanada stock. Participants may elect to exchange up to 10 per cent of their existing account balance into TransCanada stock, subject to a 10 per cent maximum account value. Additionally, no more than 10 per cent of any rollover contribution can be invested in TransCanada stock.

Vesting

Participants are immediately vested in their contributions, including rollovers, and any earnings thereon. Employer-matching contributions and earnings are vested on the participant's three year anniversary.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding note balance in their account during the prior 12 month period or 50 per cent of their vested account balance. Note terms range from one to five years for general notes or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant's account and bear interest at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term. Interest rates on notes outstanding at December 31, 2014 ranged from 4.25 per cent to 7.5 per cent (2013 - 4.25 per cent to 7.5 per cent). Principal and interest are paid through payroll deductions.

A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due. In the event of a default or termination of employment the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.

Payment of Benefits

Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship. Distributions are made in the form of a lump-sum payment, installment payments or a rollover to another qualified account.

A participant's normal retirement age is 65, however, participants may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions. Participants may receive benefits commencing on or after age 55 provided they have terminated their employment with the Company.

In certain circumstances, participants may elect to withdraw all or a portion of their vested matching contributions that have been in their account for a minimum of 36 months, subject to certain conditions.

Forfeitures

As participants are immediately 100 per cent vested in employee contributions and related plan earnings, there are no forfeitures of these amounts. Employer contributions that are not vested are forfeited if the participant's employment is terminated for reasons other than death or retirement, and are used first to pay administrative expenses and next to reduce future employer contributions. As of December 31, 2014, forfeitures outstanding were $2,189.

Administrative Expenses

The Plan Administrator is responsible for filing all required reports on behalf of the Plan. The Company provides or pays for certain accounting, legal and management services on behalf of the Plan. The Company has not charged the Plan for these expenses or services. Loans and other transaction specific fees are charged to the accounts of participants electing such transaction. Certain investment related expenses, including management fees, are paid by the mutual funds the Plan invests in; including those sponsored by an affiliate of Fidelity. These expenses are presented as a reduction of investment income.

Plan Termination

Although it has not expressed any intent to do so, with approval from its Board of Directors, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 per cent vested in their accounts.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year. Realized gains and losses from security transactions are reported on the average cost basis.

Purchases and sales of securities are recorded on a trade-date basis.

Notes Receivable from Participants

Notes Receivable from Participants includes the unpaid principal balance plus any accrued interest. Defaulted notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Other Revenue

The agreement between the Trustee and the Plan includes a revenue sharing arrangement whereby the Trustee shares revenue generated by the Plan that was paid from the mutual fund holdings sponsored by an affiliate of the Trustee. These deposits are included in the other revenue amount in the statement of changes in net assets available for benefits. The funds can be used to pay plan expenses or be allocated to participants. Income from revenue sharing during 2014 was $18,292 and was allocated to participants before year-end.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3: INVESTMENTS

Participants direct the investment of their account balances into a broad range of investment securities offered by the Plan. Investment securities are exposed to various risks, such as counterparty credit risk, liquidity risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the TransCanada Stock Fund, which invests in securities of a single issuer.

The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan's concentrations of credit risk, interest rate risk and market risk are dictated by the Plan's provisions as well as those of ERISA and the participants' investment preference.

Fair Value Hierarchy

The Plan's financial assets and liabilities recorded at fair value have been categorized into three levels based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant inputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. There were no Level II or Level III investments or transfers between levels in 2014 or 2013.

Common Stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Financial assets measured at fair value on a recurring basis are classified as Level I. The fair value category of those investments, based on the primary underlying investment risk of the mutual funds, are as follows:

	Quoted Prices in Active Markets (Level I)	
December 31 (thousands of U.S. dollars)	**2014**	2013
Mutual funds		
Mid/Large Cap Stock	$ **19,533**	18,174
Money Market	**2,193**	2,264
Fixed Income	**1,965**	2,168
International	**294**	303

		23,985	22,909
Common stock of TransCanada Corporation and other		**729**	590
Investments at Fair Value	$	**24,714**	23,499

The categories above for Mid/Large Cap Stock and Fixed Income include target dated funds in the amount of $16.4 million and $15.4 million as of December 31, 2014 and 2013, respectively.

Significant Investments

The following is a summary of investments which represented five per cent or more of the Plan's Net Assets Available for Benefits:

December 31 (thousands of U.S. dollars)		**2014**	2013
Fidelity Freedom K® 2020 Fund	$	**3,648**	3,344
Fidelity Freedom K® 2025 Fund		**3,103**	2,740
Fidelity Freedom K® 2035 Fund		**2,217**	1,762
Fidelity® Retirement Money Market Portfolio		**2,193**	2,264
Fidelity Freedom K® 2015 Fund		**2,163**	2,822
Fidelity Freedom K® 2030 Fund		**1,997**	1,786

Net Appreciation in Fair Value of Investments

Net (Depreciation)/Appreciation in Fair Value of Investments by major category (including investments purchased, sold and held during the year) was as follows:

Year ended December 31 (thousands of U.S. dollars)		**2014**	2013
Mutual funds	$	**(747)**	2,282
Common stock		**47**	(20)
Net (Depreciation)/Appreciation in Fair Value of Investments	$	**(700)**	2,262

NOTE 4: INCOME TAXES

Effective December 15, 2009, the Plan was restated to a volume submitter plan. The Plan obtained its latest determination letter on October 4, 2011 in which the Internal Revenue Service stated that the Plan, as then designed was in compliance with the applicable requirements of the Code. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from federal income taxes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

The Plan Administrator has analyzed any income tax assets and liabilities of the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions, however, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 5: PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity, the Trustee, therefore these investments qualify as party-in-interest transactions.

At December 31, 2014, Plan investments included $727,640 (2013 - $588,442) of TransCanada common stock and

$1,196 (2013 - $1,139) in a stock purchase account. Transactions involving these investments are permitted party-in-interest transactions.

NOTE 6: SUBSEQUENT EVENTS

We have evaluated significant events and transactions through June 25, 2015 and determined that there were no events or transactions that would require recognition or disclosure in the Plan's financial statements for the year ended December 31, 2014.

TRANSCANADA 401(k) AND SAVINGS LOCAL 1-2 PLAN

EIN #: 98-0460263
PLAN #: 006

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
*	Fidelity Freedom K® 2020 Fund	Mutual Fund	$ 3,648,161
*	Fidelity Freedom K® 2025 Fund	Mutual Fund	3,103,055
*	Fidelity Freedom K® 2035 Fund	Mutual Fund	2,217,083
*	Fidelity® Retirement Money Market Portfolio	Mutual Fund	2,193,052
*	Fidelity Freedom K® 2015 Fund	Mutual Fund	2,163,273
*	Fidelity Freedom K® 2030 Fund	Mutual Fund	1,996,749
*	Fidelity Freedom K® 2010 Fund	Mutual Fund	1,078,141
*	Spartan® 500 Index Fund	Mutual Fund	983,739
*	Spartan® U.S. Bond Index Fund	Mutual Fund	982,705
	Artisan Mid Cap Value Fund	Mutual Fund	894,476
*	Fidelity Freedom K® Income Fund	Mutual Fund	799,506
*	Fidelity Freedom K® 2040 Fund	Mutual Fund	752,137
*	Fidelity® Dividend Growth Fund	Mutual Fund	715,712
	Mainstay Large Cap Growth Fund	Mutual Fund	576,936
*	Fidelity Freedom K® 2045 Fund	Mutual Fund	478,043
	RS Partners Fund	Mutual Fund	344,272
*	Fidelity® International Discovery Fund	Mutual Fund	286,845
	Baron Asset Fund	Mutual Fund	267,736
*	Spartan® Inflation-Protected Bond Index Fund	Mutual Fund	165,730
*	Fidelity Freedom K® 2050 Fund	Mutual Fund	125,404
*	Fidelity® Equity-Income Fund	Mutual Fund	125,037
*	Spartan® Extended Market Index Fund	Mutual Fund	45,090
*	Fidelity Freedom K® 2055 Fund	Mutual Fund	17,786
	Baird Core Plus Bond Fund	Mutual Fund	17,510
	Vanguard Total International Stock Index Fund	Mutual Fund	6,958
	Total Mutual Funds		23,985,136
*	TransCanada Corporation	Common Stock	$ 727,640
*	Fidelity Cash Reserves	Stock Purchase Account	1,196
*	Participant Loans	Interest rates ranging from 4.25% to 7.5% maturing through 2027	1,373,813

Total Investments	$	26,087,785

* Represents a party-in-interest (Note 5).

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 25, 2015

TransCanada 401(k) and Savings Local 1-2 Plan

By: /s/ Jon A. Dobson

Jon A. Dobson
Member
TransCanada USA Investment Committee

EXHIBIT INDEX

23.1 Consent of Independent Registered Public Accounting Firm

EX-23.1 2 exhibit231-consentofindepe.htm CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
TransCanada 401(k) and Savings Local 1-2 Plan:

We consent to the incorporation by reference in the registration statements (No. 333-184074 and No. 333-151736) on Form S-8 of TransCanada Corporation of our report dated June 25, 2015, with respect to the statements of net assets available for benefits of the TransCanada 401(k) and Savings Local 1-2 Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, part IV, line 4i - schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the TransCanada 401(k) and Savings Local 1-2 Plan.

/s/ KPMG LLP

Houston, Texas
June 25, 2015

SEC Form 3

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

OMB APPROVAL	
OMB Number:	3235-0104
Estimated average burden hours per response:	0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
TRANSCANADA PIPELINES LTD
(Last) (First) (Middle)
450 I STREET SW
(Street)
CALGARY ALBERTA A0 T2P 5H1
(City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
05/28/1999

3. Issuer Name and Ticker or Trading Symbol
TC PIPELINES LP [TCLP]

4. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
Director
X 10% Owner
Officer (give title below)
Other (specify below)

5. If Amendment, Date of Original Filed (Month/Day/Year)

6. Individual or Joint/Group Filing (Check Applicable Line)
Form filed by One Reporting Person
X Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Units representing limited partner interests	2,800,000	I	See Footnote [(1)]
Subordinated Units	3,200,000	I	See Footnote [(1)]

Table II - Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

1. Name and Address of Reporting Person*
TRANSCANADA PIPELINES LTD
(Last) (First) (Middle)
450 I STREET SW
(Street)

CALGARY ALBERTA	A0	T2P 5H1
(City)	(State)	(Zip)

1. Name and Address of Reporting Person*

TRANSCANADA CORP

(Last)	(First)	(Middle)

450 - 1ST STREET SW

(Street)

CALGARY	A0	T2P 5H1
(City)	(State)	(Zip)

Explanation of Responses:

1. On May 28, 1999, TransCan Northern Ltd., a wholly owned subsidiary of the reporting persons, acquired 2,800,000 common units and TC PipeLines GP, Inc., a wholly owned subsidiary of the reporting persons acquired 3,200,000 subordinated units each representing limited partner interest in TC PipeLines, LP in connection with the initial public offering of TC PipeLines, LP. On June 25, 1999, as a result of the exercise of the underwriters' over-allotment option, 390,364 of the subordinated units were redeemed.

/s/ Albrecht Bellstedt	08/05/2003
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 5 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

X0201 4 2003-08-01 0 0001075607 TC PIPELINES LP TCLP 0000099070 TRANSCANADA PIPELINES LTD 450 I STREET SW CALGARY ALBERTA A0 T2P 5H1 ALBERTA, CANADA 0 0 1 0 0001232384 TRANSCANADA CORP 450 - 1ST STREET SW CALGARY A0 T2P 5H1 ALBERTA, CANADA 0 0 1 0 Common units representing limited partner interests 2003-08-01 4 C 0 936435 0 A 4672870 I See Footnote Subordinated units 0 2003-08-01 4 J 0 936435 0 A 2003-08-01 2003-08-01 Common units 936435 0 I See Footnote Subordinated units 0 2003-08-01 4 C 0 936435 0 D 2003-08-01 2003-08-01 Common units 936435 0 I See Footnote Subordinated units which convert to common units on a one-for-one basis. Automatic conversion of subordinated units in accordance with terms of limited partnership agreement of TC PipeLines, LP. The subordinated units do not have an expiration date. First business day after the record date for the quarter ended June 30, 2004, provided the terms of the partnership agreement are met, an additional 936,436 subordinated units will automatically convert on a one-to-one basis into common units. TC PipeLines GP, Inc. is a wholly owned subsidiary of TransCan Northern Ltd. which is a wholly owned subsidiary of TransCanada PipeLines Limited which is a subsidiary of TransCanada Corporation. TC PipeLines GP, Inc. owns 1,872,870 common units. TransCan Northern Ltd. owns 2,800,000 common units. TransCanada PipeLines Limited and TransCanada Corporation are the indirect beneficial owner of 4,672,870 common units. /s/ Rhondda E.S. Grant 2003-08-05

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0287
Estimated average burden hours per response:	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
TRANSCANADA PIPELINES LTD
(Last) (First) (Middle)
450 I STREET SW
(Street)
CALGARY ALBERTA A0 T2P 5H1
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
TC PIPELINES LP [TCLP]

3. Date of Earliest Transaction (Month/Day/Year)
08/01/2003

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Director
X 10% Owner
Officer (give title below)
Other (specify below)

6. Individual or Joint/Group Filing (Check Applicable Line)
Form filed by One Reporting Person
X Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common units representing limited partner interests	08/01/2003		C		936,435	A	$0 (1)	4,672,870	I	See Footnote (5)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Subordinated units	$0 (1)	08/01/2003		J		936,435		08/01/2003 (2)	08/01/2003 (3)	Common units	936,435	$0 (2)	0 (4)	I	See Footnote (5)
Subordinated units	$0 (1)	08/01/2003		C			936,435	08/01/2003 (2)	08/01/2003 (3)	Common units	936,435	$0 (2)	0 (4)	I	See Footnote (5)

1. Name and Address of Reporting Person*
TRANSCANADA PIPELINES LTD
(Last) (First) (Middle)
450 I STREET SW
(Street)
CALGARY ALBERTA A0 T2P 5H1
(City) (State) (Zip)

1. Name and Address of Reporting Person*
TRANSCANADA CORP

(Last)	(First)	(Middle)
450 - 1ST STREET SW		
(Street)		
CALGARY	A0	T2P 5H1
(City)	(State)	(Zip)

Explanation of Responses:

1. Subordinated units which convert to common units on a one-for-one basis.

2. Automatic conversion of subordinated units in accordance with terms of limited partnership agreement of TC PipeLines, LP.

3. The subordinated units do not have an expiration date.

4. First business day after the record date for the quarter ended June 30, 2004, provided the terms of the partnership agreement are met, an additional 936,436 subordinated units will automatically convert on a one-to-one basis into common units.

5. TC PipeLines GP, Inc. is a wholly owned subsidiary of TransCan Northern Ltd. which is a wholly owned subsidiary of TransCanada PipeLines Limited which is a subsidiary of TransCanada Corporation. TC PipeLines GP, Inc. owns 1,872,870 common units. TransCan Northern Ltd. owns 2,800,000 common units. TransCanada PipeLines Limited and TransCanada Corporation are the indirect beneficial owner of 4,672,870 common units.

/s/ Rhondda E.S. Grant	08/05/2003
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

<DOCUMENT>
<TYPE>SC 13G/A
<SEQUENCE>1
<FILENAME>transcanada.corporat.txt
<TEXT>

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No: 3)

TRANSCANADA CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

2665184

(SEDOL Number)

August 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEDOL No. 2665184

(1)Names of reporting persons. BlackRock, Inc.

(2) Check the appropriate box if a member of a group
(a) [ ]
(b) [X]

(3) SEC use only

(4) Citizenship or place of organization

Delaware

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

30059218

(6) Shared voting power

NONE

(7) Sole dispositive power

35402443

(8) Shared dispositive power

NONE

(9) Aggregate amount beneficially owned by each reporting person

35402443

(10) Check if the aggregate amount in Row (9) excludes certain shares

(11) Percent of class represented by amount in Row 9

4.99%

(12) Type of reporting person

HC

Item 1.

Item 1(a) Name of issuer:

TRANSCANADA CORPORATION

Item 1(b) Address of issuer's principal executive offices:
----

450 - 1ST STREET S.W.

CALGARY ALBERTA A0 T2P 5H1

Item 2.

2(a) Name of person filing:

BlackRock, Inc.

2(b) Address or principal business office or, if none, residence:

BlackRock Inc.
55 East 52nd Street
New York, NY 10055

2(c) Citizenship:

See Item 4 of Cover Page

2(d) Title of class of securities:

Common Stock

2(e) SEDOL No.:
See Cover Page

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ] Broker or dealer registered under Section 15 of the Act;
[ ] Bank as defined in Section 3(a)(6) of the Act;
[ ] Insurance company as defined in Section 3(a)(19) of the Act;
[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Amount beneficially owned:

35402443

Percent of class

4.99%

Number of shares as to which such person has:

Sole power to vote or to direct the vote

30059218

Shared power to vote or to direct the vote

NONE

Sole power to dispose or to direct the disposition of

35402443

Shared power to dispose or to direct the disposition of

NONE

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding

Company or Control Person.

See Exhibit A

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

See Item 5.

Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2015
BlackRock, Inc.

Signature: Matthew J. Fitzgerald

Name/Title Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Subsidiary

BlackRock (Luxembourg) S.A.
BlackRock (Netherlands) B.V.
BlackRock Advisors (UK) Limited
BlackRock Advisors, LLC
BlackRock Asset Management Canada Limited
BlackRock Asset Management Ireland Limited
BlackRock Asset Management North Asia Limited
BlackRock Asset Management Schweiz AG
BlackRock Capital Management
BlackRock Financial Management, Inc.
BlackRock Fund Advisors
BlackRock Fund Managers Ltd
BlackRock Institutional Trust Company, N.A.
BlackRock International Limited
BlackRock Investment Management (Australia) Limited
BlackRock Investment Management (UK) Ltd
BlackRock Investment Management, LLC
BlackRock Japan Co Ltd
BlackRock Life Limited
iShares (DE) I InvAG mit Teilgesellschaftsvermoegen

*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.

Exhibit B

POWER OF ATTORNEY

The undersigned, BLACKROCK, INC., a corporation duly organized under the laws of the State of Delaware, United States (the "Company"), does hereby make, constitute and appoint each of Matthew Mallow, Howard Surloff, Herm Howerton, Bartholomew Battista, Dan Waltcher, Karen Clark, Daniel Ronnen, John Stelley, Brian Kindelan, Matthew Fitzgerald, Charles Park, Carsten Otto and Con Tzatzakis acting severally, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, 13G and 13H and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall expressly revoke the power of attorney dated 10th day of July,2012 in respect of the subject matter hereof, shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 28th day of July, 2014.

BLACKROCK, INC.

By:_ /s/ Chris Jones
Name: Chris Jones
Title: Chief Investment Officer

</TEXT>
</DOCUMENT>

X0201 3 1999-05-28 0 0001075607 TC PIPELINES LP TCLP 0000099070 TRANSCANADA PIPELINES LTD 450 I STREET SW CALGARY ALBERTA A0 T2P 5H1 ALBERTA, CANADA 0 0 1 0 0001232384 TRANSCANADA CORP 450 - 1ST STREET SW CALGARY A0 T2P 5H1 ALBERTA, CANADA 0 0 1 0 Common Units representing limited partner interests 2800000 I See Footnote Subordinated Units 3200000 I See Footnote On May 28, 1999, TransCan Northern Ltd., a wholly owned subsidiary of the reporting persons, acquired 2,800,000 common units and TC PipeLines GP, Inc., a wholly owned subsidiary of the reporting persons acquired 3,200,000 subordinated units each representing limited partner interest in TC PipeLines, LP in connection with the initial public offering of TC PipeLines, LP. On June 25, 1999, as a result of the exercise of the underwriters' over-allotment option, 390,364 of the subordinated units were redeemed. /s/ Albrecht Bellstedt 2003-08-05

-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
P7Cb4T3yjK2hb9HBoEHmT9jdqF95DZ/9tdXj04sfhgyrjHr47X8k0Hmj26G4mTP0
cTK174YtjdGwWc83oyoDVw==

```
<SEC-DOCUMENT>0001104659-03-016742.txt : 20030805
<SEC-HEADER>0001104659-03-016742.hdr.sgml : 20030805
<ACCEPTANCE-DATETIME>20030805215504
ACCESSION NUMBER:		0001104659-03-016742
CONFORMED SUBMISSION TYPE:	3
PUBLIC DOCUMENT COUNT:		1
CONFORMED PERIOD OF REPORT:	19990528
FILED AS OF DATE:		20030805

ISSUER:

	COMPANY DATA:
		COMPANY CONFORMED NAME:			TC PIPELINES LP
		CENTRAL INDEX KEY:			0001075607
		STANDARD INDUSTRIAL CLASSIFICATION:	NATURAL GAS TRANSMISSION [4922]
		IRS NUMBER:				522135448
		STATE OF INCORPORATION:			DE
		FISCAL YEAR END:			1231

	BUSINESS ADDRESS:
		STREET 1:		110 TURNPIKE ROAD SUITE 203
		CITY:			WESTBOROUGH
		STATE:			MA
		ZIP:			01581
		BUSINESS PHONE:		5088717046

	MAIL ADDRESS:
		STREET 1:		110 TURNPIKE RD
		STREET 2:		SUITE 203
		CITY:			WESTBOROUGH
		STATE:			MA
		ZIP:			01581

REPORTING-OWNER:

	OWNER DATA:
		COMPANY CONFORMED NAME:			TRANSCANADA PIPELINES LTD
		CENTRAL INDEX KEY:			0000099070
		STANDARD INDUSTRIAL CLASSIFICATION:	NATURAL GAS TRANSMISSION [4922]
		FISCAL YEAR END:			1231

	FILING VALUES:
		FORM TYPE:		3
		SEC ACT:		1934 Act
		SEC FILE NUMBER:	000-26091
		FILM NUMBER:		03824964

	BUSINESS ADDRESS:
		STREET 1:		450 I STREET SW
		STREET 2:		P O BOX 1000 STATION M
```

```
            CITY:                   CALGARY ALBERTA
            STATE:                  A0
            ZIP:                    T2P 5H1
            BUSINESS PHONE:         4039207669

        MAIL ADDRESS:
            STREET 1:               450 I STREET SW
            CITY:                   CALGARY ALBERTA
            STATE:                  A0
            ZIP:                    T2P 5H1

REPORTING-OWNER:

        OWNER DATA:
            COMPANY CONFORMED NAME:                 TRANSCANADA CORP
            CENTRAL INDEX KEY:                      0001232384
            STANDARD INDUSTRIAL CLASSIFICATION:     NATURAL GAS TRANSMISSION [4922]
            STATE OF INCORPORATION:                 A0
            FISCAL YEAR END:                        1231

        FILING VALUES:
            FORM TYPE:              3
            SEC ACT:                1934 Act
            SEC FILE NUMBER:        000-26091
            FILM NUMBER:            03824963

        BUSINESS ADDRESS:
            STREET 1:               450 - 1ST STREET S.W.
            CITY:                   CALGARY ALBERTA
            STATE:                  A0
            ZIP:                    T2P 5H1
            BUSINESS PHONE:         4039202000

        MAIL ADDRESS:
            STREET 1:               450 - 1ST STREET S.W.
            CITY:                   CALGARY ALBERTA
            STATE:                  A0
            ZIP:                    T2P 5H1
</SEC-HEADER>
<DOCUMENT>
<TYPE>3
<SEQUENCE>1
<FILENAME>a3.xml
<DESCRIPTION>3
<TEXT>
<XML>
<?xml version="1.0" encoding="utf-8"?>
<ownershipDocument>
    <schemaVersion>X0201</schemaVersion>

    <documentType>3</documentType>
  <periodOfReport>1999-05-28</periodOfReport>
    <noSecuritiesOwned>0</noSecuritiesOwned>

    <issuer>
        <issuerCik>0001075607</issuerCik>
        <issuerName>TC PIPELINES LP</issuerName>
        <issuerTradingSymbol>TCLP</issuerTradingSymbol>
  </issuer>
  <reportingOwner>
```

<reportingOwnerId>
<rptOwnerCik>0000099070</rptOwnerCik>
<rptOwnerName>TRANSCANADA PIPELINES LTD</rptOwnerName>
</reportingOwnerId>
<reportingOwnerAddress>
<rptOwnerStreet1>450 I STREET SW</rptOwnerStreet1>
<rptOwnerStreet2></rptOwnerStreet2>
<rptOwnerCity>CALGARY ALBERTA</rptOwnerCity>
<rptOwnerState>A0</rptOwnerState>
<rptOwnerZipCode>T2P 5H1</rptOwnerZipCode>
<rptOwnerStateDescription>ALBERTA, CANADA</rptOwnerStateDescription>
</reportingOwnerAddress>
<reportingOwnerRelationship>
<isDirector>0</isDirector>
<isOfficer>0</isOfficer>
<isTenPercentOwner>1</isTenPercentOwner>
<isOther>0</isOther>
</reportingOwnerRelationship>
</reportingOwner>
<reportingOwner>
<reportingOwnerId>
<rptOwnerCik>0001232384</rptOwnerCik>
<rptOwnerName>TRANSCANADA CORP</rptOwnerName>
</reportingOwnerId>
<reportingOwnerAddress>
<rptOwnerStreet1>450 - 1ST STREET SW</rptOwnerStreet1>
<rptOwnerStreet2></rptOwnerStreet2>
<rptOwnerCity>CALGARY</rptOwnerCity>
<rptOwnerState>A0</rptOwnerState>
<rptOwnerZipCode>T2P 5H1</rptOwnerZipCode>
<rptOwnerStateDescription>ALBERTA, CANADA</rptOwnerStateDescription>
</reportingOwnerAddress>
<reportingOwnerRelationship>
<isDirector>0</isDirector>
<isOfficer>0</isOfficer>
<isTenPercentOwner>1</isTenPercentOwner>
<isOther>0</isOther>
</reportingOwnerRelationship>
</reportingOwner>
<nonDerivativeTable>
<nonDerivativeHolding>
<securityTitle>
<value>Common Units representing limited partner interests</value>
</securityTitle>
<postTransactionAmounts>
<sharesOwnedFollowingTransaction>
<value>2800000</value>
</sharesOwnedFollowingTransaction>
</postTransactionAmounts>
<ownershipNature>
<directOrIndirectOwnership>
<value>I</value>
</directOrIndirectOwnership>
<natureOfOwnership>
<value>See Footnote</value>
<footnoteId id="F1"/>
</natureOfOwnership>
</ownershipNature>
</nonDerivativeHolding>
<nonDerivativeHolding>

```
      <securityTitle>
        <value>Subordinated Units</value>
      </securityTitle>
      <postTransactionAmounts>
        <sharesOwnedFollowingTransaction>
          <value>3200000</value>
        </sharesOwnedFollowingTransaction>
      </postTransactionAmounts>
      <ownershipNature>
        <directOrIndirectOwnership>
          <value>I</value>
        </directOrIndirectOwnership>
        <natureOfOwnership>
          <value>See Footnote</value>
          <footnoteId id="F1"/>
        </natureOfOwnership>
      </ownershipNature>
    </nonDerivativeHolding>
  </nonDerivativeTable>
  <footnotes>
    <footnote id="F1">On May 28, 1999, TransCan Northern Ltd., a wholly owned
subsidiary of the reporting persons, acquired 2,800,000 common units and TC PipeLines
GP, Inc., a wholly owned subsidiary of the reporting persons acquired 3,200,000
subordinated units each representing limited partner interest in TC PipeLines, LP in
connection with the initial public offering of TC PipeLines, LP.  On June 25, 1999, as
a result of the exercise of the underwriters' over-allotment option, 390,364 of the
subordinated units were redeemed.</footnote>
  </footnotes>
  <ownerSignature>
    <signatureName>/s/ Albrecht Bellstedt</signatureName>
    <signatureDate>2003-08-05</signatureDate>
  </ownerSignature>
</ownershipDocument>

</XML>
</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----
```

```
-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
 MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGj1WyK3XmZv3dTINen
 TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
 SK1YL8VVYz8Fymn4B4pNWeVx2dmi+n63toBukw54GPL+CyVXqFvI03xdxJBaKoFF
 kOFDT0VuASz2GQ5T3UN23g==
```


```
<SEC-DOCUMENT>0001167219-10-000006.txt : 20100204
<SEC-HEADER>0001167219-10-000006.hdr.sgml : 20100204
<ACCEPTANCE-DATETIME>20100204154546
ACCESSION NUMBER:               0001167219-10-000006
CONFORMED SUBMISSION TYPE:      8-K
PUBLIC DOCUMENT COUNT:          1
CONFORMED PERIOD OF REPORT:     20100204
ITEM INFORMATION:               Other Events
FILED AS OF DATE:               20100204
DATE AS OF CHANGE:              20100204

FILER:

        COMPANY DATA:
                COMPANY CONFORMED NAME:                 TC PIPELINES LP
                CENTRAL INDEX KEY:                      0001075607
                STANDARD INDUSTRIAL CLASSIFICATION:     NATURAL GAS TRANSMISSION [4922]
                IRS NUMBER:                             522135448
                STATE OF INCORPORATION:                 DE
                FISCAL YEAR END:                        1231

        FILING VALUES:
                FORM TYPE:              8-K
                SEC ACT:                1934 Act
                SEC FILE NUMBER:        000-26091
                FILM NUMBER:            10574067

        BUSINESS ADDRESS:
                STREET 1:               13710 FNB PARKWAY
                CITY:                   OMAHA
                STATE:                  NE
                ZIP:                    68154-5200
                BUSINESS PHONE:         8772902772

        MAIL ADDRESS:
                STREET 1:               13710 FNB PARKWAY
                CITY:                   OMAHA
                STATE:                  NE
                ZIP:                    68154-5200
</SEC-HEADER>
<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>form8k020410.htm
<DESCRIPTION>FORM 8-K DATED FEBRUARY 4, 2010
<TEXT>
<html>
<head>
    <title>form8k020410.htm</title>
<!-- Licensed to: transcan4-->
```

```
<!-- Document Created using EDGARizer 5.1.5.0 -->
<!-- Copyright 1995 - 2009 Thomson Reuters. All rights reserved. -->
</head>
<body bgcolor="#ffffff" style="DISPLAY: inline; FONT-SIZE: 10pt; FONT-FAMILY: Times
New Roman">
    <div> </div>
    <div><font style="DISPLAY: inline; FONT-SIZE: 10pt; FONT-FAMILY: Times New
Roman"> </font>

      <div>
        <hr style="COLOR: black" align="center" noshade size="2" width="100%">
      </div>
    </div>
    <div><br> </div>
    <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline; FONT-WEIGHT:
bold; FONT-SIZE: 12pt; FONT-FAMILY: Times New Roman">UNITED
STATES</font></div>
    <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline; FONT-WEIGHT:
bold; FONT-SIZE: 12pt; FONT-FAMILY: Times New Roman">SECURITIES
AND EXCHANGE COMMISSION</font></div>
    <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline; FONT-WEIGHT:
bold; FONT-SIZE: 12pt; FONT-FAMILY: Times New Roman">WASHINGTON,
D.C.  20549</font></div>
    <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline; FONT-WEIGHT:
bold; FONT-SIZE: 12pt; FONT-FAMILY: Times New Roman">___________</font></div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
18.25pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline; FONT-WEIGHT:
bold; FONT-SIZE: 16pt; FONT-FAMILY: Times New Roman">FORM
8-K</font></div>
    <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline; FONT-WEIGHT:
bold; FONT-SIZE: 12pt; FONT-FAMILY: Times New Roman">CURRENT
REPORT</font></div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline; FONT-WEIGHT:
bold; FONT-SIZE: 12pt; FONT-FAMILY: Times New Roman">Pursuant
To Section 13 or 15(d) of the Securities Exchange Act of 1934</font></div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div>
      <table cellpadding="0" cellspacing="0" width="100%" style="FONT-SIZE: 10pt;
FONT-FAMILY: times new roman; FONT-SIZE: 10pt; FONT-FAMILY: times new roman">
<tr>
            <td align="left" valign="top" width="40%">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="left"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman">Date
      of Report (Date of earliest event reported)</font></div>
            </td>
            <td valign="top" width="40%" style="BORDER-BOTTOM: black 2px solid">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-WEIGHT: bold; FONT-SIZE: 12pt; FONT-FAMILY: times new roman">February
      4, 2010</font></div>
```

```
            </td>
          </tr></table>
    </div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div>
      <table cellpadding="0" cellspacing="0" width="100%" style="FONT-SIZE: 10pt;
FONT-FAMILY: times new roman; FONT-SIZE: 10pt; FONT-FAMILY: times new roman">
<tr>
            <td valign="top" width="80%" style="BORDER-BOTTOM: black 2px solid">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-WEIGHT: bold; FONT-SIZE: 12pt; FONT-FAMILY: times new roman">TC
      PipeLines, LP</font></div>
            </td>
          </tr><tr>
            <td valign="top" width="80%">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman">(Exact
      name of registrant as specified in its
charter)</font></div>
            </td>
          </tr></table>
    </div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div>
      <table cellpadding="0" cellspacing="0" width="100%" style="FONT-SIZE: 10pt;
FONT-FAMILY: times new roman; FONT-SIZE: 10pt; FONT-FAMILY: times new roman">
<tr>
            <td valign="top" width="25%" style="BORDER-BOTTOM: black 2px solid">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-WEIGHT: bold; FONT-SIZE: 12pt; FONT-FAMILY: times new roman">Delaware</font></div>
            </td>
            <td valign="top" width="29%" style="BORDER-BOTTOM: black 2px solid">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-WEIGHT: bold; FONT-SIZE: 12pt; FONT-FAMILY: times new roman">000-26091</font>
</div>
            </td>
            <td valign="top" width="26%" style="BORDER-BOTTOM: black 2px solid">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-WEIGHT: bold; FONT-SIZE: 12pt; FONT-FAMILY: times new roman">52-2135448</font>
</div>
            </td>
          </tr><tr>
            <td valign="top" width="25%">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman">(State
      or other jurisdiction</font></div>
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman">of
      incorporation)</font></div>
            </td>
            <td valign="top" width="29%">
```

```
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman">(Commission
      File</font></div>
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman">Number)</font></div>
            </td>
            <td valign="top" width="26%">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman">(IRS
      Employer</font></div>
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman"> Identification
      No.)</font></div>
            </td>
          </tr></table>
    </div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div>
      <table cellpadding="0" cellspacing="0" width="100%" style="FONT-SIZE: 10pt;
FONT-FAMILY: times new roman; FONT-SIZE: 10pt; FONT-FAMILY: times new roman">
<tr>
            <td align="left" valign="top" width="82%" style="BORDER-BOTTOM: black 2px
solid">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="left"><font style="DISPLAY: inline;
FONT-WEIGHT: bold; FONT-SIZE: 12pt; FONT-FAMILY: times new roman">13710
      FNB Parkway</font></div>
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="left"><font style="DISPLAY: inline;
FONT-WEIGHT: bold; FONT-SIZE: 12pt; FONT-FAMILY: times new roman">Omaha,
      Nebraska</font></div>
            </td>
            <td valign="top" width="18%" style="BORDER-BOTTOM: black 2px solid">
              <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> 
</div>
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-WEIGHT: bold; FONT-SIZE: 12pt; FONT-FAMILY: times new roman">68154-5200</font>
</div>
            </td>
          </tr><tr>
            <td align="left" valign="top" width="82%">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="left"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman">(Address
      of principal executive offices)</font></div>
            </td>
            <td valign="top" width="18%">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman">(Zip
      Code)</font></div>
            </td>
          </tr></table>
    </div>
```

```
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div>
      <table cellpadding="0" cellspacing="0" width="100%" style="FONT-SIZE: 10pt;
FONT-FAMILY: times new roman; FONT-SIZE: 10pt; FONT-FAMILY: times new roman">
<tr>
            <td align="left" valign="top" width="43%">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="left"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman">Registrant&#8217;s
      telephone number, including area code</font></div>
            </td>
            <td valign="top" width="37%" style="BORDER-BOTTOM: black 2px solid">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-WEIGHT: bold; FONT-SIZE: 12pt; FONT-FAMILY: times new roman">(877)
      290-2772</font></div>
            </td>
          </tr></table>
    </div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div>
      <table cellpadding="0" cellspacing="0" width="100%" style="FONT-SIZE: 10pt;
FONT-FAMILY: times new roman; FONT-SIZE: 10pt; FONT-FAMILY: times new roman">
<tr>
            <td valign="top" width="80%" style="BORDER-BOTTOM: black 2px solid"><font
style="DISPLAY: inline; FONT-SIZE: 12pt; FONT-FAMILY: times new roman"> 
      </font></td>
          </tr><tr>
            <td valign="top" width="80%">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman">(Former
      name or former address if changed since last
  report)</font></div>
            </td>
          </tr></table>
    </div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt; MARGIN-RIGHT: 0pt" align="left"><font style="DISPLAY: inline; FONT-SIZE: 12pt;
FONT-FAMILY: Times New Roman">Check the
appropriate box below if the Form 8-K filing is intended to simultaneously
satisfy the filing obligation of the registrant under any of the following
provisions:</font></div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
    <div> </div>
    <div align="center">
      <table bgcolor="white" cellpadding="0" cellspacing="0" width="100%"
style="FONT-SIZE: 10pt; FONT-FAMILY: times new roman; FONT-SIZE: 10pt; FONT-FAMILY:
times new roman">
<tr>
            <td width="4%">
              <div style="MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-RIGHT: 0pt"
align="left">
                <div style="MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-RIGHT:
0pt"><font style="DISPLAY: inline; FONT-SIZE: 12pt; FONT-FAMILY: times new
```

```
roman"><font style="DISPLAY: inline; FONT-FAMILY: wingdings">&#168;</font></font></div>
              </div>
            </td>
            <td width="96%"><font style="FONT-SIZE: 12pt; FONT-FAMILY: times new
roman"> Written
      communications pursuant to Rule 425 under the Securities Act (17 CFR
      230.425)</font></td>
          </tr><tr>
            <td width="4%">
              <div style="MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-RIGHT: 0pt"
align="left">
                <div style="MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-RIGHT:
0pt"><font style="DISPLAY: inline; FONT-SIZE: 12pt; FONT-FAMILY: times new
roman"><font style="DISPLAY: inline; FONT-FAMILY: wingdings">&#168;</font></font></div>
              </div>
            </td>
            <td width="96%"><font style="FONT-SIZE: 12pt; FONT-FAMILY: times new
roman"> Soliciting
      material pursuant to Rule 14a-12 under the Exchange Act (17 CFR
      240.14a-12)</font></td>
          </tr><tr>
            <td width="4%">
              <div style="MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-RIGHT: 0pt"
align="left">
                <div style="MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-RIGHT:
0pt"><font style="DISPLAY: inline; FONT-SIZE: 12pt; FONT-FAMILY: times new
roman"><font style="DISPLAY: inline; FONT-FAMILY: wingdings">&#168;</font></font></div>
              </div>
            </td>
            <td width="96%"><font style="FONT-SIZE: 12pt; FONT-FAMILY: times new
roman"><font style="FONT-SIZE: 12pt; FONT-FAMILY: times new roman"> <font
style="DISPLAY: inline; FONT-SIZE: 12pt; FONT-FAMILY: times new roman">Pre-commencement
      communications pursuant to Rule 14d-2(b) under the Exchange Act
      </font></font></font>

              <div align="left"><font style="DISPLAY: inline; FONT-SIZE: 12pt;
FONT-FAMILY: times new roman">(17
      CFR 240.14d-2(b))</font></div>
            </td>
          </tr><tr>
            <td width="4%">
              <div style="MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-RIGHT: 0pt"><font
style="DISPLAY: inline; FONT-SIZE: 12pt; FONT-FAMILY: times new roman"><font
style="DISPLAY: inline; FONT-FAMILY: wingdings">&#168;</font></font></div>
              <div style="MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-RIGHT: 0pt"
align="left"><font style="DISPLAY: inline; FONT-SIZE: 10pt; FONT-FAMILY: times new
roman"> </font></div>
            </td>
            <td width="96%"><font style="FONT-SIZE: 12pt; FONT-FAMILY: times new
roman"><font style="FONT-SIZE: 12pt; FONT-FAMILY: times new roman"> <font
style="DISPLAY: inline; FONT-SIZE: 12pt; FONT-FAMILY: times new roman">Pre-commencement
      communications pursuant to Rule 13e-4(c) under the Exchange Act
      </font></font></font>

              <div align="left"><font style="DISPLAY: inline; FONT-SIZE: 12pt;
FONT-FAMILY: times new roman">(17
      CFR 240.13e-4(c))</font></div>
            </td>
          </tr></table>
    </div>
```

```
    <div style="DISPLAY: block; TEXT-INDENT: 0pt"> </div>
    <div id="PGBRK" style="MARGIN-LEFT: 0pt; WIDTH: 100%; TEXT-INDENT: 0pt; MARGIN-
RIGHT: 0pt">
      <div id="FTR">
        <div id="GLFTR" style="WIDTH: 100%" align="left"><font style="DISPLAY: inline;
FONT-SIZE: 8pt; FONT-FAMILY: Times New Roman"> 
</font></div>
      </div>
      <div id="PN" style="PAGE-BREAK-AFTER: always">
        <div style="WIDTH: 100%; TEXT-ALIGN: center"><font style="DISPLAY: inline;
FONT-SIZE: 8pt; FONT-FAMILY: Times New Roman"> 
</font></div>
        <div style="WIDTH: 100%; TEXT-ALIGN: center">
          <hr style="COLOR: black" noshade size="2">
        </div>
      </div>
      <div id="HDR">
        <div id="GLHDR" style="WIDTH: 100%" align="right"><font style="DISPLAY:
inline; FONT-SIZE: 8pt; FONT-FAMILY: Times New Roman"> 
</font></div>
      </div>
    </div>
    <div> </div>
    <div>
      <div style="DISPLAY: block; TEXT-INDENT: 0pt"><br></div>
      <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-RIGHT:
0pt" align="justify"> </div>
      <div>
        <table cellpadding="0" cellspacing="0" width="100%" style="FONT-SIZE: 10pt;
FONT-FAMILY: times new roman; FONT-SIZE: 10pt; FONT-FAMILY: times new roman">
<tr>
            <td align="left" valign="middle" width="8%">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-
RIGHT: 0pt" align="left"><font style="DISPLAY: inline; FONT-WEIGHT: bold; FONT-SIZE:
12pt; FONT-FAMILY: times new roman">Item
      8.01.</font></div>
            </td>
            <td align="left" valign="middle" width="92%">
              <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-
RIGHT: 0pt" align="left"><font style="DISPLAY: inline; FONT-SIZE: 12pt; FONT-FAMILY:
times new roman"><font style="DISPLAY: inline; FONT-WEIGHT: bold; FONT-SIZE:
12pt"> Other
      Events</font></font></div>
            </td>
          </tr></table>
      </div>
      <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-RIGHT:
0pt" align="left"><br>
        <div style="DISPLAY: block; TEXT-INDENT: 0pt"><br>
          <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-
RIGHT: 0pt" align="left"><font style="DISPLAY: inline; FONT-SIZE: 12pt; FONT-FAMILY:
Times New Roman">Today,
February 4, 2010, Great Lakes Gas Transmission Limited Partnership (&#8220;Great
Lakes&#8221;) filed a cost and revenue study in response to the Federal Energy
Regulatory Commission's (&#8220;FERC&#8221;) November 19, 2009 order (&#8220;November
19, 2009
Order&#8221;) in FERC Docket No. RP10-149 (&#8220;GL Rate Proceeding&#8221;). The cost
and revenue
study filed today shows that restated rates on Great Lakes&#8217; system should be
above Great Lakes&#8217; current rates.</font></div>
```

```
          <div style="DISPLAY: block; TEXT-INDENT: 0pt"> </div>
          <div style="DISPLAY: block; TEXT-INDENT: 0pt"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: Times New Roman">As
previously reported in our Form 8-K filed on November 19, 2009, the November 19,
2009 Order instituted an investigation, pursuant to Section 5 of the Natural Gas
Act, to determine whether the rates currently charged by Great Lakes are just
and reasonable.  The FERC alleged, based on a review of certain
historical information, that Great Lakes&#8217; revenues might substantially exceed
Great Lakes actual cost of service and therefore may be unjust and
unreasonable.</font></div>
          <div style="DISPLAY: block; TEXT-INDENT: 0pt"> </div>
          <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-
RIGHT: 0pt" align="left"><font style="DISPLAY: inline; FONT-SIZE: 12pt; FONT-FAMILY:
Times New Roman">A hearing
in the GL Rate Proceeding is scheduled for early August 2010 and an initial
decision by the Administrative Law Judge is expected in November
2010.   Should the FERC determine that Great Lakes' rates are not
just and reasonable; the FERC could order Great Lakes to prospectively reduce
its rates.</font></div>
          <div style="DISPLAY: block; TEXT-INDENT: 0pt"> </div>
          <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-
RIGHT: 0pt; TEXT-ALIGN: left"><font style="DISPLAY: inline; FONT-SIZE: 12pt;
FONT-FAMILY: Times New Roman">In our
Form 8-K filed on November 4, 2009 and further discussed in our Form 10-Q for
the quarter ended September 30, 2009, we reported that Great Lakes has
approximately 515 thousand dekatherms per day (MDth/d) of long haul capacity
under contract expiring on October 31, 2010, some of which is subject to rights
of first refusal, which may be renewed.  Additionally, there is
approximately 200 MDth/d of short haul capacity expiring in 2010, some of which
is subject to rights of first refusal, which may be renewed.  Great
Lakes may discount transportation capacity as needed to optimize
revenue.  The cost and revenue study filed today reflects the
increased risk of de-contracting on the Great Lakes system which may result in
decreases to overall long term, daily and short term firm transportation
revenues, and interruptible transportation revenues, as compared to prior
periods.</font></div>
          <div style="DISPLAY: block; TEXT-INDENT: 0pt"> </div>
          <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-
RIGHT: 0pt" align="left"><font style="DISPLAY: inline; FONT-SIZE: 12pt; FONT-FAMILY:
Times New Roman">TC
PipeLines, LP (the &#8220;Partnership&#8221;) owns a 46.45 per cent general partner
interest
in Great Lakes. The other 53.55 per cent partner interest in Great Lakes is
owned by TransCanada.  The general partner of TC PipeLines, LP is TC
PipeLines GP, Inc., a wholly-owned subsidiary of TransCanada.</font></div>
          <div style="DISPLAY: block; TEXT-INDENT: 0pt"><br></div>
          <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-
RIGHT: 0pt" align="left"><font style="DISPLAY: inline; FONT-WEIGHT: bold; FONT-SIZE:
10pt; FONT-FAMILY: Times New Roman">Cautionary
Statement Regarding Forward-Looking Information</font></div>
          <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; MARGIN-
RIGHT: 0pt" align="left"><font style="DISPLAY: inline; FONT-SIZE: 10pt; FONT-FAMILY:
Times New Roman">This Form
8-K may include forward-looking statements regarding future events and the
future financial performance of TC PipeLines, LP. Words such as &#8220;believes,&#8221;
&#8220;expects,&#8221; &#8220;intends,&#8221; &#8220;forecasts,&#8221;
&#8220;projects,&#8221; &#8220;cannot predict&#8221; and similar
expressions identify forward-looking statements. All forward-looking statements
are based on the Partnership&#8217;s current beliefs as well as assumptions made by
and information currently available to the Partnership. These statements reflect
```

```
the Partnership&#8217;s current views with respect to future events. The Partnership
assumes no obligation to update any such forward-looking statements to reflect
events or circumstances occurring after the date hereof. Important factors that
could cause actual results to materially differ from the Partnership's current
expectations include the positions taken by the FERC, interveners, the
Administrative Law Judge in the GL Rate Proceeding, the demand for Great Lakes
transportation in the future, regulatory decisions, particularly those of the
Federal Energy Regulatory Commission, the ability of Great Lakes to recontract
its available capacity on competitive terms, decisions by the operator of Great
Lakes regarding operational matters, the failure of a shipper on Great Lakes to
perform its contractual obligations, supply of natural gas in the Western Canada
sedimentary basin and in competing basins, such as the Rocky Mountains, future
demand for natural gas, overcapacity in the industry, success of other pipelines
competing with Great Lakes by bringing competing U.S. sourced gas to Great
Lakes&#8217; markets, and other risks inherent in the transportation of natural gas as
discussed in the Partnership&#8217;s filings with the Securities and Exchange
Commission, including the Partnership&#8217;s Annual Report on Form 10-K for the year
ended December 31, 2008 and the Partnership&#8217;s Quarterly Reports on Form 10-Q for
the quarters ended March 31, June 30 and September 30,
2009.</font></div><br><br><br>
          <div id="PGBRK" style="MARGIN-LEFT: 0pt; WIDTH: 100%; TEXT-INDENT: 0pt;
MARGIN-RIGHT: 0pt">
            <div id="FTR">
              <div id="GLFTR" style="WIDTH: 100%" align="left"><font style="DISPLAY:
inline; FONT-SIZE: 8pt; FONT-FAMILY: Times New Roman"> 
</font></div>
            </div>
            <div id="PN" style="PAGE-BREAK-AFTER: always">
              <div style="WIDTH: 100%; TEXT-ALIGN: center"><font style="DISPLAY:
inline; FONT-SIZE: 12pt; FONT-FAMILY: Times New Roman">2</font></div>
              <div style="WIDTH: 100%; TEXT-ALIGN: center">
                <hr style="COLOR: black" noshade size="2">
              </div>
            </div>
            <div id="HDR">
              <div id="GLHDR" style="WIDTH: 100%" align="right"><font style="DISPLAY:
inline; FONT-SIZE: 8pt; FONT-FAMILY: Times New Roman"> 
</font></div>
            </div>
          </div>
        </div>
      </div>
    </div>
    <div> </div>
    <div><br>
      <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt; MARGIN-RIGHT: 0pt" align="center"><font style="DISPLAY: inline; FONT-WEIGHT:
bold; FONT-SIZE: 12pt; FONT-FAMILY: Times New Roman">SIGNATURES</font></div>
      <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
      <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt; MARGIN-RIGHT: 0pt" align="justify"><font style="DISPLAY: inline; FONT-SIZE:
12pt; FONT-FAMILY: Times New Roman">Pursuant
to the requirements of the Securities Exchange Act of 1934, the registrant has
duly caused this report to be signed on its behalf by the undersigned hereunto
duly authorized.</font></div>
      <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
      <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
      <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
      <div>
        <table cellpadding="0" cellspacing="0" width="100%" style="FONT-SIZE: 10pt;
```

```
FONT-FAMILY: times new roman; FONT-SIZE: 10pt; FONT-FAMILY: times new roman">
<tr>
              <td valign="top" width="38%"><font style="DISPLAY: inline; FONT-SIZE:
12pt; FONT-FAMILY: times new roman"> 
      </font></td>
              <td valign="top" width="41%">
                <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="justify"><font style="DISPLAY: inline;
FONT-WEIGHT: bold; FONT-SIZE: 12pt; FONT-FAMILY: times new roman">TC
      PipeLines, LP</font></div>
                <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="justify"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman">by:  TC
      PipeLines GP, Inc.,</font></div>
                <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="justify"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman">its
      general partner</font></div>
              </td>
            </tr><tr>
              <td valign="top" width="38%"><font style="DISPLAY: inline; FONT-SIZE:
12pt; FONT-FAMILY: times new roman"> 
      </font></td>
              <td align="left" valign="top" width="41%">
                <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt"> </div>
                <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt"> </div>
                <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="left"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman"><font style="FONT-SIZE: 12pt;
FONT-FAMILY: times new roman">By:  <font style="FONT-SIZE: 12pt;
FONT-FAMILY: times new roman; TEXT-DECORATION: underline"><font style="DISPLAY:
inline; FONT-SIZE: 12pt; FONT-FAMILY: times new roman; TEXT-DECORATION:
underline"> /s/
      Donald J.

DeGrandis             
            </font></font>
</font></font></div>
                <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="left"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman"><font id="TAB1" style="FONT-SIZE: 12pt;
MARGIN-LEFT: 18.5pt; FONT-FAMILY: times new roman"></font><font style="FONT-SIZE:
12pt; FONT-FAMILY: times new roman">Donald J.
      DeGrandis</font></font></div>
                <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt;
LINE-HEIGHT: 13.7pt; MARGIN-RIGHT: 0pt" align="left"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: times new roman"><font id="TAB1" style="FONT-SIZE: 12pt;
MARGIN-LEFT: 18.5pt; FONT-FAMILY: times new roman"></font><font style="FONT-SIZE:
12pt; FONT-FAMILY: times new roman">Secretary</font></font></div>
                <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt"> </div>
              </td>
            </tr></table>
      </div>
      <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
      <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
      <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
      <div style="DISPLAY: block; TEXT-INDENT: 0pt; LINE-HEIGHT: 13.7pt"> </div>
```

```
      <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt; MARGIN-RIGHT: 0pt" align="left"><font style="DISPLAY: inline; FONT-SIZE: 12pt;
FONT-FAMILY: Times New Roman">Dated:  February
4, 2010</font></div>
      <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt; MARGIN-RIGHT: 0pt" align="left"><font size="3"> </font></div>
      <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt; MARGIN-RIGHT: 0pt" align="left"><font size="3"> </font></div>
      <div style="DISPLAY: block; MARGIN-LEFT: 0pt; TEXT-INDENT: 0pt; LINE-HEIGHT:
13.7pt; MARGIN-RIGHT: 0pt; TEXT-ALIGN: center"><font style="DISPLAY: inline;
FONT-SIZE: 12pt; FONT-FAMILY: Times New Roman"> 3</font>

        <div>
          <hr style="COLOR: black" align="left" noshade size="2" width="100%">
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      </div>
    </div>
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</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----
```

U.S. Securities and Exchange Commission
Washington, DC 20549

OMB APPROVAL	
OMB Number:	3235-0328
Expires:	January 31, 2017
Estimated average burden hours per response:	0.15

FORM ID

UNIFORM APPLICATION FOR ACCESS CODES TO FILE ON EDGAR

PART I—APPLICATION FOR ACCESS CODES TO FILE ON EDGAR

Name of applicant (Applicant's name as specified in its charter, except, if individual, last name, first name, middle name, suffix [e.g., "Jr."]) TC PipeLines, LP

Mailing Address or Post Office Box No. 13710 FNB Parkway

City Omaha State or Country Nebraska Zip 68154-5200

Telephone number (include Area and, if Foreign, Country Code) (877)290-2772

Applicant is (see definitions in the General Instructions):

- [x] Individual (if you check this box, you must also check another box that appropriately describes you)
- [ ] Clearing Agency
- [x] Filer
- [ ] Filing Agent
- [ ] Institutional Investment Manager (Form 13F Filer)
- [ ] Investment Company, Business Development Company or Insurance Company Separate Account
- [ ] Large Trader
- [ ] Municipal Advisor
- [ ] Municipal Securities Dealer
- [ ] Nationally Recognized Statistical Rating Organization
- [ ] Non-Investment Company Applicant under the Investment Company Act of 1940
- [ ] Security-Based Swap Data Repository
- [ ] Security-Based Swap Dealer and Major Security-Based Swap Participant
- [ ] Security-Based Swap Execution Facility
- [ ] Training Agent
- [ ] Transfer Agent

PART II—FILER INFORMATION (To be completed only by filers that are not individuals)

Filer's Tax or Federal Identification Number (do not enter Social Security Number) 52-2135448

Doing Business As CARTOUCHE CORPORATION

Foreign Name (if Foreign Issuer Filer and applicable) TRANSCANADA PIPELINES LTD

Primary Business Address or Post Office Box No. (if different from mailing address)
100 INDIAN ROCKS RD N

City LARGO State or Country FLORIDA Zip 33770-1778

State of Incorporation FLORIDA Fiscal Year End (mm/dd) 12/31

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

PART III—CONTACT INFORMATION (To be completed by all applicants)

Person to receive EDGAR Information, Inquiries and Access Codes DWAYNE C HANS

Telephone Number (Include Area and, if Foreign, Country Code) 1(404)565-3434

Mailing Address or Post Office Box No. (if different from applicant's mailing address)

1430 MAHAN AVE.

City RICHLAND State or Country WASHINGTON Zip 99354

E-Mail Address DWAYNE.HANSJR@OUTLOOK.COM

PART IV—ACCOUNT INFORMATION (To be completed by filers and filing agents only)

Person to receive SEC Account Information and Billing Invoices DWAYNE C HANS

Telephone Number (Include Area and, if Foreign, Country Code) (404)565-3434

Mailing Address or Post Office Box No. (if different from applicant's mailing address)

PO BOX 1982

City DULUTH State or Country USA Zip 30096

PART V—SIGNATURE (To be completed by all applicants)



Signature Dwayne Cartouche Hans Digitally signed by Dwayne Cartouche Hans Date: 2015.12.21 15:14:49 -08'00'

Type or Print Name Hans, Dwayne Cartouche

Position or Title TRUSTEE, CEO AND PRESIDENT

Date 12/21/2015

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

Section 19(a) of the Securities Act of 1933 (15 U.S.C. 77s(a)), sections 13(a) and 23(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) and 78w(a)), section 319 of the Trust Indenture Act of 1939 (15 U.S.C. 77sss), and sections 30 and 38 of the Investment Company Act of 1940 (15 U.S.C. 80a-29 and 80a-37) authorize solicitation of this information. We will use this information to assign system identification to filers, filing agents, and training agents. This will allow the Commission to identify persons sending electronic submissions and grant secure access to the EDGAR system.

FORM ID

GENERAL INSTRUCTIONS

USING AND PREPARING FORM ID

FORM ID must be filed by all applicant types listed on this Form, or their agents, to whom the Commission previously has not assigned a Central Index Key (CIK) code, to request the following access codes to permit filing on EDGAR:

- Central Index Key (CIK)—The CIK uniquely identifies each filer, filing agent, and training agent. We assign the CIK at the time you make an initial application. You may not change this code. The CIK is a public number.
- CIK Confirmation Code (CCC)—You will use the CCC in the header of your filings in conjunction with your CIK to ensure that you authorized the filing.
- Password (PW)—The PW allows you to log onto the EDGAR system, submit filings, and change your CCC.
- Password Modification Authorization Code (PMAC)—The PMAC allows you to change your password.

An applicant must file this Form in electronic format via the Commission's EDGAR Filer Management website. Please see Regulation S-T (17 CFR Part 232) and the EDGAR Filer Manual for instructions on how to file electronically, including how to use the access codes.

The applicant must complete the Form ID electronic filing by also submitting to the Commission a copy of a notarized paper "authenticating" document. The authenticating document must include the information required to be included in the Form ID filing, be manually signed by the applicant over the applicant's typed signature, and confirm the authenticity of the Form ID filing. Applicants may fulfill the authenticating document requirement by making a copy of the applicant's electronic Form ID filing, adding the necessary confirming language, signing it, and having the signature notarized.

The Form ID application must include a notarized authentication document in PDF format. The application can include other attachments such as a cover letter or Power of Attorney. To assemble the Form ID submission (i.e., associate any attachments with your Form ID application), you must upload them to EDGAR. The PDF document attachment must not contain active content (Actions, embedded JavaScript, etc.), external references (Destinations, Hyperlinks, etc.), and passwords or document security controls.

For assistance with technical questions about electronic filing, call Filer Support at (202) 551-8900. For assistance with questions about the EDGAR rules, Division of Corporation Finance filers may call the Office of Information Technology at (202) 551-3600; and Division of Investment Management filers may call the IM EDGAR Inquiry Line at (202) 551-6989.

You must complete all items in any parts that apply to you. If any item in any part does not apply to you, please leave it blank.

PART I—APPLICANT INFORMATION (To be completed by all applicants)

Provide the applicant's name in English.

Please check one of the boxes to indicate whether you will be sending electronic submissions as a clearing agency, filer, filing agent, institutional investment manager, investment company, large trader, municipal advisor, municipal securities dealer, nationally recognized statistical rating organization, non-investment company applicant under the Investment Company Act of 1940, security-based swap data repository, security-based swap dealer, security-based swap execution facility, training agent, or transfer agent. Mark only one of these boxes per application. If you are an individual, however, also mark the "Individual" box.

For purposes of this Form, the term "person" includes either an individual or entity. In addition, please note that the following definitions are to facilitate the correct selection of "applicant type" and are not intended to amend or otherwise change any provision of the federal securities laws or the regulations promulgated thereunder. Finally, to the extent that a definition cross-references a particular statute, such definition shall also include any rules or regulations promulgated by the Commission further refining the statutory definition.

- "Individual"—A natural person.
- "Clearing Agency"—Any person that is a "clearing agency" as defined in Section 3(a)(23) of the Securities Exchange Act of 1934, as amended. (*See* 15 U.S.C. 78c(a)(23)).
- "Filer"—Any person on whose behalf an electronic filing is made that is not otherwise covered by another Form ID applicant type (other than "Individual", as noted in the Instructions above).
- "Filing Agent"—A financial printer, law firm, or other person, which will be using these access codes to send a filing or portion of a filing on behalf of a filer.
- "Institutional Investment Manager (Form 13F Filer)"—Any person that is required to file a Form 13F under Section 13(f) of the Securities Exchange Act of 1934, as amended. (*See* 15 U.S.C. 78m(f)(6)(A)).
- "Investment Company, Business Development Company or Insurance Company Separate Account"—Any person that meets the definition of "investment company" in Section 3 of the Investment Company Act of 1940, as amended (*See* 15 U.S.C. 80a-3), or otherwise registers an offering of its securities on a registration form adopted by the Commission under such Act, including management companies, face-amount certificate companies, unit investment trusts, business development companies, and insurance company separate accounts (including any separate account which would be required to be registered under the Investment Company Act of 1940 except for the exclusion provided by Section 3(c)(11) of such Act and which files a registration statement on Form N-3 or Form N-4).
- "Large Trader"—Any person that is a "large trader" as defined by Rule 13h-1(a)(1) under the Securities Exchange Act of 1934, as amended (*See* 17 CFR 240.13h-1(a)(1)).
- "Municipal Advisor"—Any person that is a "municipal advisor" as defined in Section 15B(e)(4) of the Securities Exchange Act of 1934, as amended. (*See* 15 U.S.C. 78o-4(e)(4)).
- "Municipal Securities Dealer"—Any person that is a "municipal securities dealer" as defined in Section 3(a)(30) of the Securities Exchange Act of 1934, as amended. (*See* 15 U.S.C. 78c(a)(30)).
- "Nationally Recognized Statistical Rating Organization"—Any person that is a "nationally recognized statistical rating organization" as defined in Section 3(a)(62) of the Securities Exchange Act of 1934, as amended. (*See* 15 U.S.C. 78c(a)(62)).
- "Non-Investment Company Applicant under the Investment Company Act of 1940"—Any person submitting an application for an order seeking an exemption under the Investment Company Act of 1940, as amended.
- "Security-Based Swap Data Repository"—Any person that is a "security-based swap data repository" as defined in Section 3(a)(75) of the Securities Exchange Act of 1934, as amended. (*See* 15 U.S.C. 78c(a)(75)).
- "Security-Based Swap Dealer and Major Security-Based Swap Participant"—Any person that is a "security-based swap dealer" or a "major security-based swap participant" as each term is defined in Sections 3(a)(71) and (67) of the Securities Exchange Act of 1934, as amended. (*See* 15 U.S.C. 78c(a)(71) and (67)).

- "Security-Based Swap Execution Facility"—Any person that is a "security-based swap execution facility" as defined in Section 3(a)(77) of the Securities Exchange Act of 1934, as amended. (*See* 15 U.S.C. 78c(a)(77)).
- "Training Agent"—Any person that will be sending only test filings in conjunction with training other persons.
- "Transfer Agent"—Any person planning to register as a Transfer Agent as defined in Section 3(a)(25) of the Securities Exchange Act of 1934, as amended, on whose behalf an electronic filing is made. (*See* 15 U.S.C. 78c(a)(25)).

PART II—FILER INFORMATION (To be completed only by filers that are not individuals)

The filer's tax or federal identification number is the number issued by the Internal Revenue Service. This section does not apply to individuals. Accordingly, do not enter a Social Security number. If an investment company filer is organized as a series company, the investment company may use the tax or federal identification number of any one of its constituent series. Issuers that have applied for but not yet received their tax or federal identification number and foreign issuers that do not have a tax or federal identification number must include all zeroes. A "foreign issuer" is an entity so defined by Securities Act of 1933 (15 U.S.C. 77a *et seq.*) Rule 405 (17 CFR 230.405) and the Securities Exchange Act of 1934 (15 U.S.C. 78a *et seq.*) Rule 3b-4(b) (17 CFR 240.3b-4(b)). Foreign issuers should include their country of organization.

A foreign issuer filer must provide its "doing business as" name in the language of the name under which it does business and must provide its foreign language name, if any, in the space so marked.

If the filer's fiscal year does not end on the same date each year (e.g., falls on the last Saturday in December), the filer must enter the date the current fiscal year will end.

PART III—CONTACT INFORMATION (To be completed by all applicants)

In this section, identify the individual who should receive the access codes and other EDGAR-related information. Please include an e-mail address that will become your default notification address for EDGAR filings; it will be stored in the Company Contact Information on the EDGAR Database. EDGAR will send all subsequent filing notifications automatically to that address. You can have one e-mail address in the EDGAR Company Contact Information. For information on including additional e-mail addresses on a per filing basis, refer to Volume 1, Section 3.2.2 of the EDGAR Filer Manual.

PART IV—ACCOUNT INFORMATION (To be completed by filers and filing agents only)

Identify in this section the individual who should receive account information and/or billing invoices from us. We will use this information to process electronically fee payments and billings. If the address changes, update it via the EDGAR filing website, or your account statements may be returned to us as undeliverable.

PART V—SIGNATURE (To be completed by all applicants)

If the applicant is a corporation, partnership, trust or other entity, state the capacity in which the representative individual, who must be duly authorized, signs the Form on behalf of the applicant.

If the applicant is an individual, the applicant must sign the Form.

If another person signs on behalf of the representative individual or the individual applicant, confirm the authority of the other person to sign in writing in an electronic attachment to the Form. The confirming statement need only indicate that the representative individual or individual applicant authorizes and designates the named person or persons to file the Form on behalf of the applicant and state the duration of the authorization.

Exhibit 5.1



KPMG LLP
205-5th Avenue SW
Suite 3100, Bow Valley Square 2
Calgary AB
T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of TransCanada Corporation

We consent to the use of our audit report dated February 12, 2015, on the consolidated financial statements of TransCanada Corporation, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of income, cash flows, comprehensive income, and equity for each of the years in the three-year period ended December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information, which is incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

KPMG LLP

Chartered Professional Accountants

December 16, 2015
Calgary, Canada

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Exhibit 5.1

Consent of Independent Registered Public Accounting Firm